                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                   Reinsurance Group of America, Incorporated

            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share

            --------------------------------------------------------
                         (Title of Class of Securities)

                                    759351109

            --------------------------------------------------------
                                 (CUSIP Number)

                                  Gwenn L. Carr
                                  MetLife, Inc.
                               One Madison Avenue
                            New York, New York 10010
                                  (212)578-2211
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                October 22, 2003
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                                CUSIP No. 759351109

   1       NAMES OF REPORTING PERSONS

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              MetLife, Inc.
              13-4075851
-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a) [ ]
           (b) [ ]
-------------------------------------------------------------------------------
   3       SEC USE ONLY
-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

             Not Applicable

-------------------------------------------------------------------------------
   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        327,600
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          28,915,939
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         327,600

                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                         28,915,939

-------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                29,243,539
-------------------------------------------------------------------------------
  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           [ ]
-------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                58.7%*
-------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON

                HC

-------------------------------------------------------------------------------

----------
* This percentage is based upon the number of Shares issued and outstanding as of July 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

SCHEDULE 13D                                                CUSIP No. 759351109


   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Metropolitan Life Insurance Company

               13-5581829
-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
-------------------------------------------------------------------------------
   3       SEC USE ONLY
-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

              Not Applicable

-------------------------------------------------------------------------------
   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          28,915,939
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None
                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                         28,915,939

-------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                28,915,939

-------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                58.1%*

-------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON

                IC

-------------------------------------------------------------------------------

----------
* This percentage is based upon the number of Shares issued and outstanding as of July 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

SCHEDULE 13D                                                CUSIP No. 759351109


   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               GenAmerica Financial Corporation

               43-1779470
-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
-------------------------------------------------------------------------------
   3       SEC USE ONLY
-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

           Not Applicable

-------------------------------------------------------------------------------
   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,131,250
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None
                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        24,131,250

-------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250

-------------------------------------------------------------------------------
  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
-------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                48.5%*

-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

              HC, CO

-------------------------------------------------------------------------------

----------
* This percentage is based upon the number of Shares issued and outstanding as of July 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

SCHEDULE 13D                                                CUSIP No. 759351109


   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               General American Life Insurance Company
               43-0285930
-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
-------------------------------------------------------------------------------
   3       SEC USE ONLY
-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

             Not Applicable

-------------------------------------------------------------------------------
   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,131,250
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None
                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        24,131,250
-------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250

-------------------------------------------------------------------------------
  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
-------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.5%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

              IC

-------------------------------------------------------------------------------

----------
* This percentage is based upon the number of Shares issued and outstanding as of July 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

SCHEDULE 13D                                                CUSIP No. 759351109


   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Equity Intermediary Company

               43-1727895
-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]

-------------------------------------------------------------------------------
   3       SEC USE ONLY
-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

               Not Applicable
-------------------------------------------------------------------------------
   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,131,250
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None
                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        24,131,250

-------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250

-------------------------------------------------------------------------------
  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
-------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.5%*

-------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON

              HC,CO

-------------------------------------------------------------------------------


* This percentage is based upon the number of Shares issued and outstanding as of July 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

SCHEDULE 13D                                                CUSIP No. 759351109

      This Statement amends the Schedule 13D Statement, as amended, of MetLife, Inc. in respect of Reinsurance Group of America, Incorporated, by amending and restating it in its entirety, as follows:

Item 1. Security and Issuer.

      This Statement relates to the common stock, par value of $.01 per share (the "Shares"), of Reinsurance Group of America, Incorporated, a Missouri corporation ("RGA"). The address of the principal executive offices of RGA is 1370 Timberlake Manor Parkway, Chesterfield, Missouri 63017.

Item 2. Identity and Background.

      (a) through (c) and (f). This Statement is filed on behalf of (i) MetLife, Inc. ("MLINC"), (ii) Metropolitan Life Insurance Company ("MetLife"), a wholly-owned subsidiary of MLINC, (iii) GenAmerica Financial Corporation, a wholly-owned subsidiary of MetLife ("GenAmerica"), (iv) General American Life Insurance Company, a wholly-owned subsidiary of GenAmerica ("GenAm Life"), and
(v) Equity Intermediary Company, a wholly-owned subsidiary of GenAm Life ("EIM") (MLINC, MetLife, GenAmerica, GenAm Life and EIM are referred to herein collectively as the "Filing Parties"). MLINC, a Delaware corporation with its principal office and business at One Madison Avenue, New York, NY, 10010-3690, is not controlled by any person or persons and is a holding company which owns all of the issued and outstanding shares of common stock of MetLife. MetLife, a New York life insurance company, has its principal office and business at One Madison Avenue, New York, New York 10010-3690. GenAmerica and EIM are holding companies and GenAm Life is an insurance company. GenAmerica, GenAm Life and EIM are each Missouri corporations with the address of their principal offices and businesses at 700 Market Street, St. Louis, Missouri 63101.

      Set forth on Exhibit 1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Filing Parties.

      (d) During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

      On November 23, 1999, using $125,000,000.13 of working capital, MetLife purchased 4,784,689 Shares (the "Direct Shares") pursuant to a Stock Purchase Agreement, dated as of November 23, 1999 (the "RGA Agreement"), by and between RGA and MetLife, as described in Item 6 below.

SCHEDULE 13D                                                CUSIP No. 759351109

      On January 6, 2000, MetLife indirectly acquired an additional 24,131,250 Shares (the "Indirect Shares"). Pursuant to the Stock Purchase Agreement, dated as of August 26, 1999, as amended by the Amendment to Stock Purchase Agreement dated as of September 16, 1999 and the Second Amendment to Stock Purchase Agreement dated as of January 6, 2000 (as so amended, the "General American Agreement"), by and between General American Mutual Holding Company, a Missouri mutual insurance holding company ("General American"), and MetLife, MetLife purchased from General American all of the issued and outstanding shares of capital stock of GenAmerica for a purchase price of approximately $1.2 billion. As described in Item 2 above, GenAmerica is an indirect parent of EIM, which owns all of the Indirect Shares.

      MetLife used approximately $300 million of working capital to finance the purchase of the stock of GenAmerica. The remainder of the purchase price, approximately $900 million, was financed by MetLife from the issuance by one of its subsidiaries, MetLife Funding, Inc. ("MetLife Funding"), of short-term debt in the form of commercial paper, pursuant to customary commercial paper dealer arrangements with Deutsche Bank Securities Inc., Chase Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, CS First Boston Corporation and Goldman, Sachs & Co. The commercial paper had a weighted-average maturity of 70 days and bore a weighted-average interest rate of 6.06%. Upon maturity of the commercial paper, MetLife Funding had the option to refinance the obligations then due with proceeds arising from one or more issuances of commercial paper of short duration that matured at or around the estimated time of completion of the initial public offering of MLINC.

      The descriptions of the RGA Agreement, the General American Agreement, the commercial paper dealer arrangements and the transactions contemplated thereby set forth in this Statement are qualified in their entirety by reference to the RGA Agreement included as Exhibit 2 to this Statement, the General American Agreement included as Exhibits 5, 6 and 7 to this Statement, and the commercial paper dealer agreements included as Exhibits 8, 9 and 10 to this Statement, with each such Exhibit being incorporated herein by reference.

      On April 7, 2000, MetLife converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MLINC, a Delaware corporation. MLINC acquired indirect ownership of the Direct Shares and Indirect Shares by virtue of its ownership of its wholly-owned subsidiary, MetLife.

      MLINC and its affiliates will use working capital to purchase additional Shares of RGA, as described in Item 4 below.

Item 4. Purpose of Transaction.

      MetLife purchased the Direct Shares in order to provide RGA with an equity infusion for general corporate purposes. MetLife acquired the Indirect Shares as a result of its purchase of GenAmerica pursuant to the General American Agreement.

      On January 30, 2002, MLINC announced that it and its affiliates intended to purchase up to an aggregate of $125 million of additional Shares of common stock of RGA. The purchases are intended to offset potential future dilution of the Filing Parties' holdings of RGA Shares arising from the issuance of Preferred Income Equity Redeemable Securities (PIERS)* by RGA on December 10, 2001. Purchases of RGA Shares may be made in the open market and through privately-negotiated transactions. The timing of the purchases will be dependent upon market conditions and other


----------
* "Preferred Income Equity Redeemable Securities" (SM) and "PIERS" (SM) are service marks owned by Lehman Brothers Inc.

SCHEDULE 13D                                                CUSIP No. 759351109

corporate considerations. The plan to purchase additional Shares of RGA may be modified, extended or terminated by MLINC and its affiliates at any time. As of October 24, 2003, MLINC had purchased a total of 327,600 shares under this plan for an aggregate purchase price of approximately $9.5 million.

      At a meeting of the RGA Board of Directors held on January 23, 2002, Stewart G. Nagler, Vice-Chairman and Chief Financial Officer of MLINC, was elected as Chairman of the Board of RGA. At the same meeting, Joseph A. Reali, Senior Vice-President and Tax Director of MLINC, was elected as a member of the Board of Directors of RGA, replacing John H. Tweedie, who retired from MLINC and the Board of Directors of RGA on December 31, 2001. On October 22, 2003, the Board of Directors of RGA elected, effective November 1, 2003 and October 22, 2003, Lisa M. Weber, Senior Executive Vice President and Chief Administrative Officer of MLINC, and Leland C. Launer Jr., Executive Vice President and Chief Investment Officer of MLINC, as Directors, respectively, filling Board positions that were vacant.

      Except as set forth herein, the Filing Parties have no present plans or proposals which relate to or would result in any of the following:

(a) The acquisition of additional securities or the disposition of securities of RGA;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RGA or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of RGA or of any of its subsidiaries;

(d) Any change in the present board of directors or management of RGA, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e) Any material change in the present capitalization or dividend policy of RGA;

(f) Any other material change in RGA's business or corporate structure;

(g) Changes in RGA's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of RGA by any person;

(h) Causing a class of securities of RGA to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of RGA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

      (a) and (b). As of October 24, 2003, MLINC and MetLife beneficially owned 29,243,539 Shares, or approximately 58.7 percent of the outstanding Shares. Of such Shares, MLINC has sole voting and dispositive power with respect to 327,600 Shares, MLINC and MetLife share voting and dispositive power with each other with respect to 4,784,689 Shares and share voting and dispositive power with GenAmerica, GenAm Life and EIM with respect to 24,131,250 Shares. As of October 24, 2003, GenAmerica, GenAm Life and EIM beneficially owned 24,131,250 Shares, or approximately 48.5

SCHEDULE 13D                                                CUSIP No. 759351109

percent of the outstanding Shares. With respect to such Shares, GenAmerica, GenAm Life and EIM share voting and dispositive power with MLINC, MetLife and each other. See also Item 2 above.

      The following information in this paragraph is to the best knowledge of the Filing Parties. As of October 22, 2003, Stewart G. Nagler, Vice Chairman of the Board and Chief Financial Officer of MLINC and MetLife, a director of GenAmerica and GenAm Life and Chairman of the Board of RGA, beneficially owned 1,000 Shares and had sole voting and dispositive power with respect to such Shares.

      The Share ownership described in the above paragraph does not represent beneficial ownership of more than 1% of the outstanding Shares.

      The percentage amounts set forth in this Item 5 are based upon the number of Shares issued and outstanding as of July 31, 2003, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

      (c) In the 60 days prior to the date of filing of this Statement, none of the Filing Parties or, to the best knowledge of the Filing Parties, any of their respective directors and executive officers has effected any transactions in the Shares.

      (d) No other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e) Not applicable.


Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Pursuant to the RGA Agreement, MetLife purchased the Direct Shares from RGA for a purchase price of $26.125 per share, or $125,000,000.13 in the aggregate (less $50,000 for MetLife's legal fees which RGA agreed to pay). RGA agreed to use such proceeds for general corporate purposes. In connection with the purchase and sale of such Shares under the RGA Agreement, RGA and MetLife executed and delivered a Registration Rights Agreement, dated as of November 23, 1999 (the "Registration Rights Agreement"). The Registration Rights Agreement requires RGA, following a request from MetLife, to register the offer and sale of all or any part of the Direct Shares under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Rights Agreement also permits MetLife to include all or any part of the Direct Shares in certain other proposed registrations by RGA of its Shares under the Securities Act.

      Additional registration rights relating to Indirect Shares are set forth in the Registration Rights Agreement, dated as of April 15, 1993, (the "1993 Registration Rights Agreement"), between RGA and GenAm Life. The 1993 Registration Rights Agreement requires RGA, following a request, to register the offer and sale of Indirect Shares under the Securities Act, and permits the inclusion of Indirect Shares in certain other proposed registrations by RGA of its Shares under the Securities Act.

      The descriptions of the Registration Rights Agreement and the 1993 Registration Rights Agreement set forth in this Statement are qualified in their entirety by reference to such agreements, included as Exhibits 3 and 4, respectively, to this Statement, each of which is incorporated herein in its entirety by reference. See also Item 3 above.

SCHEDULE 13D                                                CUSIP No. 759351109


Item 7. Material to be Filed as Exhibits.

Exhibit No.       Description
-----------       -----------

 1                Directors and Executive Officers of Filing Parties

 2 Stock Purchase Agreement, dated as of November 23, 1999, by and between RGA and MetLife (the "RGA Agreement") (Incorporated by reference to Exhibit 1 to the Filing Parties' Statement on Schedule 13D filed December 3, 1999 (the "Schedule 13D"))

 3 Registration Rights Agreement, dated as of November 23, 1999, by and between RGA and MetLife (Incorporated by reference to Exhibit 3 to the Schedule 13D)

 4 Registration Rights Agreement, dated as of April 15, 1993, by and between RGA and GenAm Life (Incorporated by reference to Exhibit 4 to Amendment No. 1 to the Schedule 13D filed January 14, 2000("Amendment No. 1"))

 5 Stock Purchase Agreement, dated as of August 26, 1999, by and between General American and MetLife (the "General American Agreement") (Incorporated by reference to Exhibit 2 to the
                  Schedule 13D)

 6 Amendment to General American Agreement, dated as of September 16, 1999, by and between General American and MetLife (Incorporated by reference to Exhibit 2A to Amendment No. 1)

 7 Second Amendment to General American Agreement, dated as of January 6, 2000, by and between General American and MetLife (Incorporated by reference to Exhibit 2B to Amendment No. 1)

 8 Commercial Paper Dealer Agreement, dated as of November 24, 1999, between MetLife Funding, Inc. and Deutsche Bank Securities Inc. (Incorporated by reference to Exhibit 5 to Amendment No. 1)

 9 Commercial Paper Dealer Agreement, dated as of September 24, 1999, between MetLife Funding, Inc. and Chase Securities Inc. (Incorporated by reference to Exhibit 6 to Amendment No. 1)

 10 Section 3(a)(3) Commercial Paper Agreement dated May 13, 1996 between MetLife Funding, Inc. and CS First Boston Corporation (Incorporated by reference to Exhibit 7 to Amendment No. 1)

 11 Agreement Required for Joint Filing under Rule 13d-1(k)(1) (Incorporated by reference to Exhibit B to Amendment No. 4 to the Schedule 13D filed February 21, 2002 ("Amendment No. 4"))

SCHEDULE 13D                                                CUSIP No. 759351109

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2003

                              METLIFE, INC.


                              By:   /s/ Anthony J. Williamson
                                   -------------------------------
                              Name:     Anthony J. Williamson
                              Title:    Senior Vice-President and Treasurer

                              METROPOLITAN LIFE INSURANCE COMPANY


                              By:   /s/ Anthony J. Williamson
                                  --------------------------------
                              Name:     Anthony J. Williamson
                              Title:    Senior Vice-President and Treasurer

                              GENAMERICA FINANCIAL CORPORATION


                              By:   /s/ Anthony J. Williamson
                                  --------------------------------
                              Name:     Anthony J. Williamson
                              Title:    Vice-President and Treasurer

                              GENERAL AMERICAN LIFE INSURANCE COMPANY


                              By:   /s/ Anthony J. Williamson
                                  --------------------------------
                              Name:     Anthony J. Williamson
                              Title:    Vice-President and Treasurer

                              EQUITY INTERMEDIARY COMPANY


                              By:   /s/ Anthony J. Williamson
                                  --------------------------------
                              Name:     Anthony J. Williamson
                              Title:    Director, Vice-President and Treasurer